March 3, 2010

Via EDGAR

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Penn Virginia Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 27, 2009
Form 10-Q for the Fiscal Quarter Ended September 30, 2009
Filed November 6, 2009
Response Letter Dated January 20, 2010
File No. 001-13283

Dear Mr. Schwall:

On February 19, 2010, the Staff of the Securities and Exchange Commission (the “Staff”) issued a comment letter to Penn Virginia Corporation (the “Company”) regarding the Company’s Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”) and the Company’s Form 10-Q for the fiscal quarter ended September 30, 2009.

The Staff’s comments and the Company’s responses thereto are as follows:

Form 10-K for the Fiscal Year Ended December 31, 2008

Financial Statements

Supplemental Information on Oil and Gas Producing Activities, page 136.

Oil and Gas Reserve, page 138.

1.
We have read your response to prior comment four of our letter of January 6, 2010 regarding the proved undeveloped reserves on the Mingo property.  Although you have identified seven reasons why you believe additional wells will be drilled, we understand that there is no way for you to know with reasonable certainty that a specific operator will drill a specific well, vertical or horizontal, in a specific location at a specific time.

United States Securities and Exchange Commission
March 3, 2010

We acknowledge that you have placed reliance on the pace and success of historical drilling activity, with over 2,000 producing wells on the property.  However, given that some locations will recover more reserves than others, and that horizontal wells will generally recover more reserves than vertical wells, we do not believe you have established sufficient correlation between your assumptions and the resulting estimate.  Absent having confirmation of drilling plans from the operators, there appears to be no way for you to know which of those locations will be drilled, if ever, at what point in time, or whether the wells will be horizontal wells or vertical wells.

Therefore, we do not believe that you have met the requirement of reasonable certainty to claim reserves for the Mingo property, in those situations where the operators have not committed to you that they will develop reserves at the specific locations you have booked and at the specific times and in the specific manner you have assumed.

Accordingly, please remove such reserves from the estimates you disclose, and do not in the future claim proved reserves for properties on which you are not the operator until you have established reasonable certainty that the specific reserves will be or have been developed, with either confirmation of drilling plans from the operators or when wells have actually been drilled and determined to be economic by the operators.

Please submit the revisions that you propose to address these concerns.

Response:  The Company acknowledges the Staff’s comment and confirms that it will remove such reserves from its future reserve estimates.

In connection with this response letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
March 3, 2010

Please contact me at (610) 687-8900 if you need additional information or would like to discuss any questions or comments.

Sincerely,

/s/ Frank A. Pici
Frank A. Pici
Executive Vice President and Chief Financial Officer

cc:	Nancy M. Snyder
Jenifer Gallagher